Faiza J. Saeed
fsaeed@cravath.com
T+212-474-1454
New York

January 31, 2023
The Walt Disney Company
PREC14A filed January 17, 2023
DEFA14A filed January 17, 2023
SEC File No. 1-38842

Dear Ms. Chalk:

This letter is submitted on behalf of The Walt Disney Company (the “Company”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated January 26, 2023 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on January 17, 2023 (the “Preliminary Proxy”) and the Company’s Soliciting Material under §240.14a-12 on Schedule 14A filed with the Commission on January 17, 2023 (the “Soliciting Material”).  In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Preliminary Proxy (“Amendment No. 1”), which will include changes in response to the Staff’s comments.

In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s responses thereto.  Page number references in the responses below are to the page numbers of Amendment No. 1 as filed on EDGAR.  Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Preliminary Proxy and the Soliciting Material, as applicable.

DEFA14A filed January 17, 2023

Chart, page 6

1.
Specify the timeframes for the TSR calculations for the comparison companies listed here.  To the extent the timeframes for the TSR calculations do not match the timeframe for Disney's TSR calculation, this should be prominently disclosed, along with the reason for the different timeframes utilized.  In addition, we note that you have not included in the TSR comparison all of the companies comprising Disney's "media industry peers" as identified in its proxy statement.  Explain why certain of such peer companies, such as Netflix Inc., are omitted.

NEW YORK

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WASHINGTON, D.C.

1601 K Street NW

Washington, D.C. 20006-1682

T+1-202-869-7700

F+1-202-869-7600

Response:  The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company, the S&P 500, Comcast (“CMCSA”), Warner Bros. Discovery (“WBD”) and Paramount (“PARA”) total shareholder return (TSR) calculations are all from September 30, 2005 through February 25, 2020.  WBD and PARA TSR calculations account for respective transaction-related ticker changes.  As specified in footnote 4, Twenty-First Century Fox (“TFCFA”) is instead from September 30, 2005 to November 3, 2017 – the unaffected date prior to TFCFA’s sale to the Company.  The Company chose the unaffected date to more accurately capture the value of TFCFA independent of market reaction to news of the sale.  Relatedly, as specified in footnote 5, Fox (“FOXA”) is from March 19, 2019 – its first day trading as a standalone company after the sale of part of the business to the Company – until February 25, 2020.

Further, in response to the Staff’s request for an explanation why certain peer companies are not included in the TSR comparison, the Company respectfully advises the Staff that, as stated in the proxy statement, the “media industry peer group helps evaluate compensation levels for the NEOs.”  Companies in that peer set are selected for comparability in regards to executive compensation rather than similarity in share price performance, stage in business growth cycle, and more broadly, nature of the business.  Between September 30, 2005 and February 25, 2020, several of the peers not included in the TSR comparison (namely Alphabet, Amazon, Apple, Meta and Netflix) were young, fast-growing businesses whose public market performance reflected those characteristics.  This makes them incomparable to the Company, which is already-mature and, as of 2005, had been publicly traded for nearly fifty years. Furthermore, the Company as a diversified media company differs from those peers not included in the TSR comparison who are primarily technology—and not traditional media—companies.  Similarly, while the Company utilizes telecommunications to distribute content, telecommunications is not the core of the Company as it is for AT&T.  For these reasons, the Company has identified CMCSA, WBD, PARA and FOXA (formerly TFCFA) as diversified media peers who are comparable in terms of maturity as a company, business model and executive compensation.  Further, in response to the Staff’s comment, the Company undertakes to include this level of disclosure on TSR as relevant in future soliciting materials.

Value-Enhancing M&A Deals, page 7

2.
For all figures and assertions of value in this and any future soliciting materials, ensure that you provide specific cites supporting such disclosure.  See the footnote cite to "Company Data" and "FactSet" below this chart and in other footnotes in the presentation as an example where more specific supporting data must be provided to allow shareholders to identify supporting source materials.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that FactSet provided data on market capitalizations on the specified dates of September 30, 2005 and February 25, 2020.  FactSet provided data on the dividends and share repurchases during the relevant years.  The same information is also available in annual public filings.  Information on the four deals that occurred during the relevant period and when they each occurred is publicly disclosed.  The Company also respectfully refers the Staff to Pages 8-10 of the Soliciting Material, which provide supplemental quotes and detail on the four acquisitions referenced.  Further, in response to the Staff’s comment, the Company undertakes to include the requested citations as relevant in future soliciting materials.

PREC14A filed January 17, 2023

Background to the Solicitation, page 8

3.	Revise to describe the events and contacts that led up to the July 11, 2022 lunch between Nelson Peltz and Bob Chapek.

Response: In response to the Staff’s comment, the Company has revised the Background to the Solicitation to include the requested description on page 8 of Amendment No. 1.

4.
Refer to page 9 of the proxy statement.  As you are aware, Trian's proxy statement indicates that Mr. Peltz and Trian do not seek to replace Bob Iger.  Therefore, identify the specific news sources referenced here which you assert reported that Mr. Peltz did not support a return by Mr. Iger as Disney CEO.

Response: In response to the Staff’s comment, the Company has included source citations on page 9 of Amendment No. 1, referencing the articles linked below, in support of the assertion that Mr. Peltz did not support a return of Mr. Iger:

“Robert Iger Returns as Disney CEO as Bob Chapek is Ousted,” The Wall Street Journal, November 21, 2022, https://www.wsj.com/articles/walt-disney-names-bob-iger-ceo-replacing-bob-chapek-11669000050.

“Investors Cheer Leadership Shakeup at Disney,” The New York Times DealBook Newsletter, November 21, 2022, https://www.nytimes.com/2022/11/21/business/dealbook/disney-leadership-shakeup-iger-chapek.html.

“Trian Acquires Over $800m in Disney, Opposes Iger as CEO: WSJ,” Bloomberg, November 21, 2022,  https://blinks.bloomberg.com/news/stories/RLOL6ZDWLU68.

Election of Directors, page 79

5.
Disclose how you will treat proxy authority granted to vote "FOR" Nelson Peltz if he and Trian abandon the solicitation or fail to comply with the requirements of Rule 14a-19. See Item 21(c) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on page 79 of Amendment No. 1.

6.
We note the disclosure on page 80 regarding the treatment of signed but unmarked voting instruction forms versus signed but unmarked proxy cards.  According to your disclosure, the former will be voted "WITHHOLD" whereas the latter will be voted "FOR" the Company's eleven nominees.  Please explain in your response letter the reason for the different treatment.  Our understanding is that the voting instruction form mirrors the proxy card.

Response: The Company acknowledges the Staff’s comment and respectfully advises that this distinction in treatment of signed but unmarked proxy cards and signed but unmarked voting instruction forms is due to an inability of Broadridge Financial Solutions, Inc. (the entity that acts on behalf of its bank and broker clients to forward to their beneficial owner customers the Company’s proxy materials in connection with the annual meeting and receives voting instructions back from such beneficial owners) to count voting instruction forms that are signed but unmarked with respect to directors as anything but a WITHHOLD vote.  This same restriction does not apply to the counting of physical proxy cards, which accounts for the difference in our treatment of these voting options, as described in the Preliminary Proxy and Amendment No. 1.  We understand from senior Broadridge staff that they have previously discussed these limitations with the Commission and that they understood as result of those discussions that the Commission had no particular concerns with Broadridge’s treatment of unmarked election options from beneficial owners as long as such treatment was properly disclosed to such beneficial owners.  We understand that Broadridge’s voting instruction form fully discloses such treatment of unmarked election items.  Additionally, we respectfully believe that the Company’s existing disclosure on this subject adequately describes to shareholders the treatment of proxy cards and voting instruction forms that are signed but unmarked.

Annex A – Reconciliation of Non-GAAP measures, page A-1

7.	We note your adjustment for “content license early termination” that resulted in an increase to total segment operating income of $12,121. Please address the following:

●	Provide an analysis of the paragraphs of ASC 606 that resulted in the accounting for the content license early termination as contra-revenue.

Response: The Company acknowledges the Staff’s comment and respectfully advises that our conclusion that the content license early termination should be accounted for as contra revenue was primarily based on Paragraphs 606-10-25-10 through 606-10 -25-13 of ASC 606, which addresses modifications of contracts with customers as well as 606-10-32-25 which addresses consideration payable to a customer.

As background, the transaction involved multi-year term licenses with a single customer for a variety of our film and TV content.  As this content is functional IP, the vast majority of the consideration to be received under the arrangement was recognized as revenue upon initial availability of the content to the customer. The customer had the ongoing rights to use the content for periods of time of typically up to ten years from initial availability of the content. The customer continued to have the right to use the content as of the termination date.

The modification guidance indicates that:

“An entity shall account for a contract modification as a separate contract if both of the following conditions are present:

a. The scope of the contract increases because of the addition of promised goods or services that are distinct…

b. The price of the contract increases by an amount of consideration that reflects the entity’s standalone selling prices of the additional promised goods or services…”

In cases where the modification does not qualify to be accounted for as a separate contract, the guidance indicates that “an entity shall account for the promised goods or services not yet transferred at the date of the contract modification (that is, the remaining promised goods or services) in whichever of the following ways is applicable…either prospectively, as if the modification results in the termination of an existing contract with the creation of a new contract, or by cumulative catch-up adjustment to revenue if the remaining goods or services are not distinct from the goods or services already delivered.”

In this transaction, since neither the scope nor the price of the contract increased nor were there any remaining promised goods or services not yet transferred at the date of the modification, we were required to account for the modification through a cumulative catch-up adjustment to revenue.  In other words, the previously recognized revenue should be reduced by the amount of the consideration paid to the customer to modify the original license term (an attribute of the license).

The guidance for consideration payable to a customer indicates that “An entity shall account for consideration payable to a customer as a reduction of the transaction price and therefore of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity.”  The payment made to the customer in connection with the modification of the original license term results in a reduction in the transaction price and the Company did not receive a distinct good or service in exchange for the payment.

●
“Total segment operating income,” a non-GAAP measure, is calculated as the sum of your two reportable segment measures of profitability, and excludes the effect of the $1,023 million reduction in revenue for the amount due to a customer to early terminate license agreements delivered in previous years.  Therefore, since “total segment operating income” reflects underlying revenue for the licensing of intellectual property that was ultimately never realized, it appears that the non-GAAP adjustment has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP, which may cause the non-GAAP presentation to be misleading.  Please tell us how you considered the guidance in Question 100.04 of the non-GAAP Compliance & Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully advises that although we understand that the examples of “tailored GAAP” provided in Question 100.04 are not exhaustive, we believe they reflect measures where a registrant has applied a recurring, systematic approach of converting from one basis of accounting to another—e.g., reflecting revenue as a principal instead of an agent or reflecting revenue on a cash basis instead of an accrual basis. With respect to the modification / termination of our content license, this was an unusual and infrequent transaction. In addition, although the original revenue was reflected in total segment operating income, the vast majority of it was recognized as revenue in periods well prior to the period in which the modification occurred. Importantly, given the magnitude of this item relative to our typical operating activity, we believed it would significantly obscure the underlying trends in our businesses (in one direction in the year of the termination followed by the opposite impact in the year following the termination).

However, in the interest of addressing your comments on the Preliminary Proxy, we have removed “total segment operating income” (including the related disclosure of year-over-year increase and the associated reconciliation) from page 2 and page A-1 of Amendment No. 1.

General

8.	For each proposal listed, disclose the effect of an "ABSTAIN" vote. See Item 21(b) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on pages 82-83 of Amendment No. 1.

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We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at the number or email listed above.

Sincerely,

/s/ Faiza J. Saeed
Faiza J. Saeed

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christina Chalk

Copy to:

Mr. Horacio Gutierrez
Senior Executive Vice President and General Counsel
The Walt Disney Company
500 South Buena Vista Street,
Burbank, CA 91521

VIA EDGAR AND EMAIL